TRULITE, INC.
Three Riverway
Suite 1700
Houston, TX 77056

July 28, 2006

Mark Webb, Esq.
Legal Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Trulite, Inc. Amendment No. 4 to Registration Statement on Form 10-SB Filed July 7, 2005 File No. 0-51696

Dear Mr. Webb:

This letter is in response to the comments contained in the Staff’s letter to John Sifonis, dated July 19, 2006 (the “Comment Letter”) concerning the above-referenced registration statement (the “Registration Statement”). The responses below correspond to the numbered comments contained in the Comment Letter. Capitalized terms not otherwise defined herein have their respective meanings as set forth in the Registration Statement.

 General

1.	Please file the form of Warrant Agreement that governs 1.4 million shares.

The two forms of the Warrant Agreements that govern the 1.4 million shares have been filed as exhibits to the revised Form 10-SB/A filed concurrently with this letter.

Financial Statements for the Quarterly Periods Ended March 31, 2006 and 2005

Note B - Summary of Significant Accounting Policies

Stock Based Compensation Plan, page F-13

2.
Please revise to disclose how you determined the appropriateness of zero volatility for the stock options granted in the first quarter of 2006. We note the assumed volatility of 48% for the options granted during 2005.

The Black Scholes calculation was done using 48% volatility. The footnote has been changed to indicate that 48% volatility was used for the Expected Volatility.

Note K - Subsequent Events, page F-13

3.
Please revise to clarify whether all the options issued in April 2006 were incentive options  issued to employees or directors or options issued in exchange for services. Quantify amounts issued for each type of option granted.

All of the stock options issued in April 2006 were incentive stock options. We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

Financial Statements (Restated) for the Year Ended December 31, 2005 and For the Period from Inception (July 15, 2004) through December 31, 2004.

Note C - Business Combination, page F-23

4.	Please refer to our previous comment 8 and revise to disclose the following information:

•
Please disclose all assumptions used in the valuation. For example, you state that a discounted cash flow analysis was used. Please disclose the timeline of the expected cash flows, the discount rate in your calculation, and any other relevant assumptions used so an investor can understand the reasonableness of the valuation;

The assumptions used in the management valuation calculation have been disclosed in this footnote in the Form 10SB/A filed concurrently with this letter. Management prepared a detailed monthly income statement projection for a four year period, and the first three years were used to calculate the net present value. The income statement projection included projections of unit sales, selling price per unit, cost per unit, cost for manufacturing space, number of employees to produce the projected volumes, and estimated R&D and SG&A expenditures. The income statement and other projections were used to develop a balance sheet. The cash flow was developed using net income, adding back depreciation, and adding/subtracting changes in working capital. The net present value calculation used a 33% discount rate.

•
In your response, you state that additional funding in four tranches was provided for in your business agreement if certain milestones were met. Please clarify if you consider this agreement to be contingent consideration, and disclose the basis for your conclusion; and,

The Preferred Stock Agreement signed in July, 2004 provided for the payment for the stock to be purchased in three tranches. The first tranche occurred at the time of closing in July, when 100,000 shares were purchased for $100,000. The second tranche of 200,000 shares of stock was purchased for $200,000 in November, 2004 when the developmental milestones were met. The third tranche of 200,000 shares of stock was purchased in February, 2005 for $200,000 when most of those milestones were met. While not specified in the July 2006 Agreement, a fourth tranche of stock was purchased for $750,000 in June 2005 based on milestones that were established prior to that time. The Investor could determine in his sole discretion if the milestones had been met to his satisfaction, and each of the tranches was indeed purchased in a timely manner even though not all of the milestones were met. If the second and third tranche milestones had not been met and if therefore additional purchases of stock had not occurred, the purchase transaction would still have been complete. The purchases of stock in all four tranches were made at the same per share price. Thus, management does not believe that this transaction was a contingent consideration.

•
Please clarify what the milestones are, discuss if you anticipate meeting them, and what the timelines are to accomplish them. Quantify the amounts to be received upon achievement of the milestones and how you will account for the additional funding.

As of June, 2005, the terms of the July 2004 Agreement that provided for milestone achievements had been met, and no additional milestones remain.

Refer to paragraphs 51(d) and (f) of SFAS 141.

Note I - Common Stock Options, page F-26

5.
Please refer to our previous comment 9. Please revise to disclose how you determined that a volatility of 48% was appropriate given your lack of trading history. If you are using the  volatility of a similar publicity traded company, please tell us why you believe their business is similar to your own and why you anticipate that your stock sales, once registered, will be similar to theirs.

Additional information regarding the use of comparable companies to determine the expected volatility has been included in Note B to the March 31, 2005 and 2004 Financial Statements contained in the Form 10SB/A filed concurrently with this letter. While the Company does not have any trading history, the three comparable companies chosen to determine the volatility are believed to be representative. These companies are developing hydrogen fuel cell products and are not yet profitable. While the products of each company are slightly different, management believes that similar investors would invest in Trulite.

6.
It remains unclear how you determined that the stock options are immaterial to your financial statements given your current revised assumptions. Please provide us with additional information supporting your determination of the fair value of the stock options issued, including a copy of any related calculation used in the determination.

A copy of the Black Scholes calculation used to determine the stock price is annexed hereto as Annex A. Using the 48% volatility and the other assumptions involved in this model, which was provided by Merrill Lynch, the calculated fair value of the stock options issued was about $72.69. We believe that this amount is immaterial.

Note L - Restatement of Financial Statements, page F-29

7.
Please refer to our previous comment 10. We note your additional columnar presentation included on page F-29. Please revise the relevant columns of your Balance Sheet, Income Statement, Statement of Cash Flows and Statement of Stockholder’s Equity to clearly label the information as restated. Also, move this footnote to the front of this section.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter. The columns used in the Income Statement, the Balance Sheet, the Statement of Cash Flows and the Statement of Stockholder’s Equity have been revised to include the term “restated”. This footnote has been moved from Note L to Note B.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or requests for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman Weinstein & Smith LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely, /s/ John Sifonis, President Trulite, Inc.

cc:	Gregory Dundas David N. Feldman

Annex A

BLACK-SCHOLES MODEL
FOR OPTION OFFERED

INPUT VARIABLES	Granted 1/2006
Stock Price at Grant Date	$ 0.20
Exercise Price of Option	$ 0.88
Term - Expected Life of Option	4.00
Expected Volatility of Stock Price	48.000%
Expected Dividend Yield	0.000%
Discount Rate on Zero-Coupon Bond	5.400%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$ 0.20
Present Value of Exercise Price	$ 0.71
Cumulative Volatility	96.000%

CALL OPTION
Proportion of Stock Present Value	20.008%
Proportion of Exercise Price PV	-3.583%
Call Option Value	$ 0.01454

Options Exercisable at 12/31/97	5,000

Compensation Cost	$ 72.69

HISTORICAL VOLATILITY
Computed volatility	48.000%

Obtained from Merrill Lynch (713) 840-4700